UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 10th, 2009 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q09 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q08, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 2Q09 NET INCOME OF R$ 289 MILLION

Indicators (R$ Million)	2Q09	2Q08	Var.	1H09	1H08	Var.
Sales within the Concession Area - GWh	11,852	12,067	-1.8%	23,642	24,117	-2.0%
Captive Market	9,263	9,121	1.6%	18,596	18,289	1.7%
TUSD	2,589	2,946	-12.1%	5,047	5,828	-13.4%
Sales in the Free Market - GWh	2,548	2,191	16.3%	4,877	4,276	14.0%
Gross Operating Revenue	3,927	3,439	14.2%	7,515	7,121	5.5%
Net Operating Revenue	2,657	2,310	15.0%	5,049	4,795	5.3%
EBITDA	691	718	-3.7%	1,349	1,363	-1.0%
EBITDA Margin	26.0%	31.1%	-16.3%	26.7%	28.4%	-1.7%
Net Income	289	327	-11.5%	572	592	-3.4%
Net Income per Share - R$	0.60	0.68	-11.5%	1.19	1.23	-3.4%
Investments	287	254	12.9%	559	483	15.7%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

2Q09 HIGHLIGHTS

  Growth of 1.6% in energy sales to the captive market and of 16.3% in sales to the free market;

  Debentures issues of R$ 1 billion, at 110.3% of CDI (weighted average);

  Annual Tariff Increases of 21.22% for CPFL Paulista, effective as of April 8, 2009, and of 18.95% for RGE, effective as of April 19, 2009.

Conference Call with Simultaneous Translation into English		Investor Relations
(Bilingual Q&A)		Department
•	Tuesday, August 11th, 2009 – 11:00 am (Brasília), 10:00 am (EST)
55-19-3756-6083
	Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
www.cpfl.com.br/ir
English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

•	Webcast: www.cpfl.com.br/ir

2Q09 Results | August 10th, 2009

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Stake of each Consumer Class in Sales – Captive Market	4
1.2) TUSD by Distributor	4
1.3) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Power	5
2.3) Operating Costs and Expenses	6
2.4) EBITDA	7
2.5) Financial Result	7
2.6) Net Income	8

3) DEBT	9
3.1) Financial Debt (Including Hedge)	9
3.2) Total Debt (Including Private Pension Fund)	10
3.3) Adjusted Net Debt	11

4) INVESTMENTS	12

5) CASH FLOW	13

6) DIVIDENDS	14

7) STOCK MARKET	15
7.1) Share Performance	15
7.2) Average Daily Volume	16
7.3) Ratings	16

8) CORPORATE GOVERNANCE	17

9) SHAREHOLDERS STRUCTURE	18

10) PERFORMANCE OF THE BUSINESS SEGMENTS	19
10.1) Distribution Segment	19
10.1.1) Economic-Financial Performance	19
10.1.2) Tariff Adjustment	22
10.2) Commercialization and Services Segment	24
10.3) Generation Segment	25

11) ATTACHMENTS	27
11.1) Statement of Assets – CPFL Energia	27
11.2) Statement of Liabilities – CPFL Energia	28
11.3) Income Statement – CPFL Energia	29
11.4) Income Statement – Consolidated Generation Segment	30
11.5) Income Statement – Consolidated Distribution Segment	31
11.6) Economic-Financial Performance – Distributors	32
11.7) Sales to the Captive Market by Distributor (in GWh)	33
11.7) Sales to the Captive Market by Distributor (in GWh)	34

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 2Q09, sales within the concession area, achieved by the distribution segment, totaled 11,852 GWh, a reduction of 1.8% .

Sales within the Concession Area - GWh

	2Q09	2Q08	Var.	1H09	1H08	Var.
Captive Market	9,263	9,121	1.6%	18,596	18,289	1.7%
TUSD	2,589	2,946	-12.1%	5,047	5,828	-13.4%

Total	11,852	12,067	-1.8%	23,642	24,117	-2.0%

Sales to the captive market moved up by 1.6% to 9,263 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), fell by 12.1% to 2,589 GWh, due to the decline in industrial activity since the end of last year.

1.1.1) Sales to the Captive Market

Captive Market - GWh

	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	3,002	2,848	5.4%	6,139	5,735	7.1%
Industrial	2,762	2,969	-7.0%	5,374	5,804	-7.4%
Commercial	1,753	1,654	6.0%	3,618	3,402	6.3%
Others	1,746	1,650	5.8%	3,465	3,348	3.5%

Total	9,263	9,121	1.6%	18,596	18,289	1.7%

Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 51.3% of total consumption by the distributors’ captive consumers:

• Residential and commercial classes: up by 5.4% and 6.0%, respectively, favored by the accumulated effect of the increase in credit and the bulk of wages in recent years, which pushed up the number of domestic home appliances and generated a highly dynamic retail market;

• Industrial class: down by 7.0%, due to the international financial crisis and its impacts over the industrial activity, chiefly concerning exports and production of capital goods (investments).

1.1.2) Stake of each Consumer Class in Sales – Captive Market

1.2) TUSD by Distributor

TUSD by Distributor (GWh)

	2Q09	2Q08	Var.	1H09	1H08	Var.
CPFL Paulista	1,281	1,451	-11.8%	2,494	2,875	-13.2%
CPFL Piratininga	1,079	1,229	-12.2%	2,097	2,432	-13.7%
RGE	191	228	-16.0%	377	444	-15.0%
CPFL Santa Cruz	5	5	10.9%	11	9	23.0%
CPFL Jaguari	17	16	10.2%	36	34	5.9%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%	-	-	0.0%
CPFL Sul Paulista	16	17	-8.3%	30	34	-12.7%

Total	2,589	2,946	-12.1%	5,047	5,828	-13.4%

1.3) Sales to the Free Market

Free Market - GWh
	2Q09	2Q08	Var.	1H09	1H08	Var.
Total	2,548	2,192	16.3%	4,877	4,277	14.0%

Sales to the free market moved up by 16.3% to 2,548 GWh, mainly due to the increase in sales through bilateral contracts, excluding related parties.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)

	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	3,926,774	3,438,913	14.2%	7,514,529	7,120,796	5.5%
Net Operating Revenues	2,657,292	2,310,184	15.0%	5,048,988	4,794,548	5.3%
Cost of Electric Power	(1,647,572)	(1,293,041)	27.4%	(3,095,888)	(2,845,706)	8.8%
Operating Costs & Expenses	(460,827)	(415,322)	11.0%	(887,529)	(823,268)	7.8%
EBIT	548,893	601,821	-8.8%	1,065,571	1,125,574	-5.3%

EBITDA	690,862	717,771	-3.7%	1,349,391	1,363,395	-1.0%

Financial Income (Expense)	(93,835)	(105,434)	-11.0%	(156,795)	(196,503)	-20.2%
Income Before Taxes	455,058	496,387	-8.3%	908,776	929,071	-2.2%

NET INCOME	288,968	326,588	-11.5%	571,671	591,920	-3.4%

EPS - R$	0.60	0.68	-11.5%	1.19	1.23	-3.4%

2.1) Operating Revenue

Gross operating revenue in 2Q09 rose by 14.2% (R$ 488 million) to R$ 3,927 million, while net operating revenue increased by 15.0% (R$ 347 million) to R$ 2,657 million. The increase in operating revenue was due to:

• The distributors’ tariff adjustment:

•	CPFL Piratininga (+16.54%), effective as of October 23, 2008;

•	CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;

•	CPFL Paulista (+21.22%), effective as of April 8, 2009;

•	RGE (+18.95%), effective as of April 19, 2009.

• The 1.6% increase in sales to the captive market;

• The 52.9% increase (R$ 109 million) in electric power supply revenue, mainly due to the 53.6% increase in energy sales volume, due to the performance of the commercialization segment.

The rise in operating revenue was partially offset by the net effect from the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 14 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

In 1H09, gross operating revenue was R$ 7,515 million, representing growth of 5.5% (R$ 394 million). Net operating revenue reached R$ 5,049 million, equivalent to growth of 5.3% (R$ 254 million).

2.2) Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 27.4% (R$ 355 million) to R$ 1,648 million in 2Q09:

• The cost of electric power purchased for resale in 2Q09 rose by 22.2% (R$ 243 million) to R$ 1,338 million. The main factors behind this variation were:

   (i) An upturn from the increase in the prices of power purchase contracts, mostly due to the 8.7% readjustment of energy from Itaipu (in January 2009), and the 25.2% average effect of foreign exchange rate in the distributors’ tariff adjustment;

   (ii) The 16.8% (1,954 GWh) increase in the power purchased for resale, chiefly due to the following factors:

• Increase of 5.4% (625 GWh) in the sales to other concessionaires/licensees (bilateral contracts);

• Increase of 5.8% (678 GWh), due to the energy acquisition from the auctions, with the purpose of fulfilling the power purchase regulatory requirements, without affecting the net income;

• Increase of 4.6% (531 GWh), related to the additional energy acquisition by Ceran, Enercan and Baesa from the Energy Reallocation Mechanism (MRE), due to the lower volume generation caused by the low level of water in the reservoirs. This amount of energy was acquired by the marginal cost of operations, generating a cost increase of R$ 3 million.

The increase in the power purchased for resale was partially offset by the following factors:

   (i) The upturn in PIS and COFINS credits on energy sales (R$ 18 million);

   (ii) The R$ 14 million decrease in cost related to the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 14 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

• Charges for the use of the distribution and transmission systems moved up by 56.5% (R$ 112 million) to R$ 309 million in 2Q09, mainly as a result of the following factors:

   (i) An upturn in basic network usage charges (R$ 46 million);

   (ii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 158 million), mainly due to the costs of activating the Thermoelectric Plants, on previous year.

Partially offsetting:

   (i) The reduction in system service usage charges (R$ 79 million);

   (ii) The upturn in PIS and COFINS credits on charges (R$ 14 million).

2.3) Operating Costs and Expenses

Operating costs and expenses moved up by 11.0% (R$ 46 million) in 2Q09, reaching R$ 461 million, due to:

• The Private Pension Fund item, which recorded a R$ 22 million increase in expenses, from revenue of R$ 21 million in 2Q08 to an expense of R$ 1 million in 2Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report.

• PMSO, which reached R$ 316 million in 2Q09, an increase of 6.8% (R$ 20 million), due to, among other factors, the following effects:

   (i) The increase in CPFL Serviços (R$ 8 million), due to the non-recurring item related to the acknowledgment of expenses regarding previous periods;

   (ii) The increase in CPFL Piratininga (R$ 4 million), due to the non-recurring item related to the gain, in 2Q08, from assets disposal;

   (iii) The increase in CPFL Geração (R$ 1 million), due to the operational start-up of the 14 de Julho Hydroelectric Power Plant, in December 2008.

Excluding these effects (R$ 13 million), 2Q09 PMSO would have totaled R$ 307 million, 2.6% (R$ 7 million) up on the R$ 300 million recorded in 2Q08, versus corresponding 12-month variations of 1.5% in the general market inflation index (IGP-M) and 4.8% in the consumer price index (IPCA).

The main factors behind this upturn were:

   (i) The 3.1% (R$ 4 million) upturn in personnel expenses, chiefly due to the R$ 7 million increase in CPFL Paulista, mainly due to the 2008 collective bargaining agreement.

   The higher personnel expenses were partially offset by the R$ 2 million reduction in RGE and the R$ 1 million reduction in CPFL Santa Cruz.

   (ii) The 10.8% (R$ 2 million) increase in material expenses, mainly because of ANEEL’s disallowance regarding the energy efficiency program of CPFL Paulista and CPFL Piratininga;

   (iii) The 4.4% (R$ 3 million) increase in expenses with third-party services, mainly as a result of the following factors:

• Upturn in RGE (R$ 3 million), chiefly related to data processing expenses (R$ 2 million) and technical services expenses (R$ 1 million);

• Increment in CPFL Piratininga (R$ 2 millions), largely due to the consulting and information technology services; The higher expenses from third-party services were partially offset by the reduction in CPFL Paulista (R$ 2 million).

   The increase in PMSO, after excluding the mentioned effects, was partially offset by the 3.3% (R$ 2 million) reduction in other operating costs/expenses.

• Depreciation and Amortization, which reached R$ 97 million in 2Q09, an increase of 5.2% (R$ 5 million), due to, among other factors, the upturn related to the operational start-up of the 14 de Julho Hydroelectric Power Plant, in December 2008 (R$ 2 million).

2.4) EBITDA

Based on the factors described, CPFL Energia’s 2Q09 EBITDA fell by 3.7% (R$ 27 million) to R$ 691 million.

Excluding the non-recurring effects, 2Q09 EBITDA would have totaled R$ 699 million, 2.1% (R$ 15 million) down on the R$ 714 million recorded in 2Q08.

In 1H09, EBITDA was R$ 1,349 million, a reduction of 1.0% (R$ 14 million).

2.5) Financial Result

The 2Q09 financial result was a net expense of R$ 94 million, 11.0% (R$ 12 million) lower than the R$ 105 million recorded in 2Q08, thanks to:

• Financial Revenue: decrease of 13.6% (R$ 12 million), from R$ 85 million in 2Q08 to R$ 74 million in 2Q09, largely due to the reduction in “Revenue from Financial Investments” (R$ 14 million), as a result of the reduction in the SELIC interest rate and cash equivalents.

• Financial Expenses: decrease of 12.4% (R$ 24 million), from R$ 191 million in 2Q08 to R$ 167 million in 2Q09, primarily caused by the R$ 37 million reduction in “Monetary and Foreign Exchange Updates”, mainly due to the negative period variation in the indexes used to update CPFL Energia’s debt (IGP-M and CDI).

The reduction in financial expenses was partially offset by the increase in “Other Financial Expenses” (R$ 13 million), chiefly due to the non-recurring effect related to the fine received by RGE from ANEEL, and its corresponding monetary update, regarding the operational indicators DEC and FEC (R$ 19 million).

2.6) Net Income

Net income in 2Q09 totaled R$ 289 million, a decrease of 11.5% (R$ 38 million), while net income per share came to R$ 0.60.

Excluding the non-recurring effects, 2Q09 net income would have come to R$ 307 million, 5.5% (R$ 18 million) down on the R$ 324 million recorded in 2Q08.

In 1H09, net income was R$ 572 million, a reduction of 3.4% (R$ 20 million), while net income per share came to R$ 1.19.

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 10.2% to R$ 7,039 million in 2Q09. The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 250 million, with the following highlights:

(i) Funding of BNDES financing for Foz do Chapecó (R$ 360 million);

(ii) Funding of working capital by CPFL Geração, totaling R$ 100 million;

(iii) CPFL Geração’s R$ 85 million promissory notes issue, for debt rollover and investments funding;

(iv) Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 161 million);

(v) Amortization of Furnas’ loan for CPFL Geração (R$ 93 million);

(vi) Amortizations, net of funding, of BNDES financing for CPFL Geração, Baesa, Ceran and Enercan, totaling R$ 75 million.

• CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 121 million, with the following highlights:

(i) CPFL Piratininga’s R$ 100 million debentures issue, RGE’s R$ 185 million promissory notes issue, CPFL Paulista’s R$ 175 million promissory notes issue, CPFL Leste Paulista’s R$ 24 million promissory notes issue, CPFL Sul Paulista’s R$ 16 million promissory notes issue and CPFL Jaguari’s R$ 10 million promissory notes issue, for debt rollover and investments funding;

(ii) Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 94 million;

(iii) Amortization of the principal of RGE’s debentures (R$ 205 million);

(iv) Amortization of the principal of CPFL Piratininga’s promissory notes (R$ 100 million);

(v) Amortization of working capital by RGE, totaling R$ 100 million;

(vi) Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Piratininga, totaling R$ 59 million.

• Interest provision in the period, corresponding to incurred interest, net of interest paid, in the amount of R$ 123 million.

Financial Debt - 2Q09 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	100	-	9,007	16,896	9,107	16,896	26,003
BNDES - Investment	2,281	7,116	280,959	2,155,785	283,240	2,162,901	2,446,141
BNDES - Income Assets	48	-	346	5,993	394	5,993	6,387
Furnas Centrais Elétricas S.A.	-	-	84,798	-	84,798	-	84,798
Financial Institutions	17,670	-	528,313	177,662	545,983	177,662	723,645
Others	541	-	25,857	34,629	26,398	34,629	61,027

Subtotal	20,640	7,116	929,280	2,390,965	949,920	2,398,081	3,348,001

Foreign Currency
IDB	356	-	3,922	59,677	4,278	59,677	63,955
Financial Institutions	27,993	39,247	132,602	1,062,196	160,595	1,101,443	1,262,038

Subtotal	28,349	39,247	136,524	1,121,873	164,873	1,161,120	1,325,993

Debentures
CPFL Energia	15,420	-	-	450,000	15,420	450,000	465,420
CPFL Paulista	28,226	-	288,168	640,000	316,394	640,000	956,394
CPFL Piratininga	31,425	-	200,000	300,000	231,425	300,000	531,425
RGE	13,358	-	-	406,200	13,358	406,200	419,558
BAESA	1,438	-	3,164	29,108	4,602	29,108	33,710

Subtotal	89,867	-	491,332	1,825,308	581,199	1,825,308	2,406,507

Financial Debt	138,856	46,363	1,557,136	5,338,146	1,695,992	5,384,509	7,080,501

Hedge	-	-	-	-	50,735	(92,292)	(41,557)

Financial Debt Including Hedge	-	-	-	-	1,746,727	5,292,217	7,038,944
Percentage on total (%)	-	-	-	-	24.8%	75.2%	100%

With regard to financial debt, it is worth noting that R$ 5,292 million (75.2% of the total) is considered long-term, and R$ 1,747 million (24.8% of the total) is considered short-term.

3.2) Total Debt (Including Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 7,558 million in 2Q09, growth of 7.7% . The debt recorded an increase in nominal terms, with the average cost falling from 12.8% p.a. in 2Q08 to 11.8% p.a. in 2Q09, due to the downturn in the IGP-M inflation rate (from 13.4% to 1.5%), although the upturn in the CDI interbank rate (from 11.4% to 12.3%) (accrued rates in the last 12 months).

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 51.4%, in 2Q08, to 57.0%, in 2Q09) and the TJLP-indexed portion (from 29.7%, in 2Q08, to 31.3%, in 2Q09), and a decrease in the portion tied to the IGP-M/IGP-DI (from 15.3%, in 2Q08, to 10.2%, in 2Q09).

The foreign-currency and IGP-M/IGP-DI debt would have come to 18.8% and 11.3% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is only 1.5% and all of this possesses a natural hedge (revenue with foreign exchange component).

3.3) Adjusted Net Debt

R$ Thousands	2Q09	2Q08	Var.
Total Debt	(7,557,554)	(7,015,494)	7.7%
(+)Regulatory Asset/(Liability)	338,024	355,060	-4.8%
(+)Available Funds	731,056	869,611	-15.9%
(+)Judicial Deposit (1)	434,900	391,813	11.0%

(=)Adjusted Net Debt	(6,053,574)	(5,399,010)	12.1%

Note: (1) Related to the income tax of CPFL Paulista.

In 2Q09, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 6,054 million, an upturn of 12.1% (R$ 655 million).

The Company closed 2Q09 with a Net Debt / EBITDA ratio of 2.17x. Excluding the balance of Foz do Chapecó Energia debt (related to Foz do Chapecó Hydroelectric Plant), which has not started generating net income to the group, the Net Debt / EBITDA would have been 1.92x.

4) INVESTMENTS

In 2Q09, R$ 287 million was invested in business maintenance and expansion, of which R$ 165 million in distribution, R$ 113 million in generation and R$ 9 million in commercialization. As result, CPFL Energia’s investments totaled R$ 559 million in 1H09.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the Foz do Chapecó Hydroelectric Plant (ongoing construction project).

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	2Q09	Last 12M

Beginning Balance	868,890	869,611

Net Income Including Social Contribution and Income Tax	452,768	1,892,132

Depreciation and Amortization	143,736	566,757
Interest on Debts and Monetary and Foreign Exchange Restatements	130,297	648,826
Consumers, Concessionaries and Licensees	(19,866)	(195,245)
Deferred Tariff Costs Variations	322,050	221,370
Income Tax and Social Contribution Paid	(130,213)	(625,387)
Interest on Debts Paid	(126,565)	(520,775)
Others	(153,044)	(159,486)

	166,395	(63,940)

Total Operating Activities	619,163	1,828,192

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(286,613)	(1,249,283)
Others	29,949	103,917

Total Investment Activities	(256,664)	(1,145,366)

Financing Activities
Loans and Debentures	667,864	1,550,160
Principal Amortization of Loans and Debentures	(560,547)	(1,166,132)
Dividends Paid	(607,650)	(1,209,582)
Others	-	4,173

Total Financing Activities	(500,333)	(821,381)

Cash Flow Generation	(137,834)	(138,555)

Ending Balance - 06/30/2009	731,056	731,056

The cash flow balance closed 2Q09 at R$ 731 million, 15.9% (R$ 138 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

  Cash increase:
  (i) Cash from operating activities in the amount of R$ 619 million;
  (ii) Funds from loans and debentures, which exceeded amortizations by R$ 107 million.
  Cash decrease:
  (i) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 287 million (detailed in item 4, “Investments”);
  (ii) Dividend payments related to 2H08, in the amount of R$ 608 million.

6) DIVIDENDS

CPFL Energia has announced an intermediate dividend distribution, for 1H09, in the amount of R$ 572 million, equivalent to R$ 1.191201324 per share and corresponding to 100% of net income for the period.

CPFL Energia's Dividend Yield
	1H07	2H07	1H08	2H08	1H09

Dividend Yield - last 12 months (1)	10.9%	9.7%	7.6%	7.3%	7.6%

Note: (1) Based on the average share price in the period.

The 1H09 dividend yield, calculated on the average share price in the period (R$ 31.55) is 7.6% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA and the NYSE.

The shares closed the half year priced at R$ 31.83 per share and US$ 48.44 per ADR, respectively.

In 1H09, CPFL Energia’s shares appreciated by 10.1% on the BM&FBOVESPA and by 29.3% on the NYSE.

In the last 12 months, CPFL Energia’s shares depreciated by 5.3% on the BM&FBOVESPA and by 23.4% on the NYSE.

7.2) Average Daily Volume

The daily trading volume in 1H09 averaged R$ 26.5 million, of which R$ 15.3 million on the BM&FBOVESPA and R$ 11.2 million on the NYSE, 26.1% down on 2008. The number of trades on the BM&FBOVESPA increased by 39.7%, rising from a daily average of 918, in 2008, to 1,282, in 1H09.

7.3) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Board of Directors and the Board of Executive Officers is to protect and value CPFL Energia’s assets, pursuant to the Company’s Bylaws, representing the interests of the shareholders and other agents with whom the Company and its Subsidiaries interact.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. The Board is composed of six members representing the controlling shareholders and one independent member, all of them with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). Members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors, and the Board of Executive Officers.

The Board of Executive Officers comprises one Chief Executive Officer and six Vice Chief Executive Officers, all of them with a two-year term of office, being admitted the reelection.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the Vice Chief Executive Officers. The statutory officers also occupy executive positions in the Subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company.

The composition of the Board of Directors, its Committees, Fiscal Council and Board of Executive Officers is available on the Company’s website at www.cpfl.com.br/ir.

Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the BM&FBOVESPA’s Market Arbitration Chamber, pursuant to the article 44 of the Company’s Bylaws.

2Q09 Highlights

• Manual for Participation in General Shareholders’ Meetings (relating to the Ordinary Meeting held in April 2009).

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)

	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	3,494,877	3,063,119	14.1%	6,678,045	6,382,138	4.6%
Net Operating Revenues	2,283,058	1,991,864	14.6%	4,325,287	4,170,454	3.7%
Cost of Electric Power	(1,581,064)	(1,259,805)	25.5%	(2,967,881)	(2,719,215)	9.1%
Operating Costs & Expenses	(343,982)	(309,406)	11.2%	(660,897)	(611,776)	8.0%
EBIT	358,012	422,653	-15.3%	696,509	839,463	-17.0%

EBITDA	441,120	482,731	-8.6%	862,336	965,053	-10.6%

Financial Income (Expense)	(114,918)	(104,316)	10.2%	(128,723)	(134,371)	-4.2%
Income Before Taxes	243,094	318,337	-23.6%	567,786	705,092	-19.5%

NET INCOME	225,241	274,995	-18.1%	438,940	530,146	-17.2%

Note: The distributors’ financial performance tables are attached to this report in item 11.5.

Operating Revenue

Gross operating revenue in 2Q09 rose by 14.1% (R$ 432 million) to R$ 3,495 million, while net operating revenue increased by 14.6% (R$ 291 million) to R$ 2,283 million.

The increase in operating revenue was due to:

• The distributors’ tariff adjustment:

     • CPFL Piratininga (+16.54%), effective as of October 23, 2008;

     • CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;

     • CPFL Paulista (+21.22%), effective as of April 8, 2009;

     • RGE (+18.95%), effective as of April 19, 2009.

• The 1.6% increase in sales to the captive market.

The increase in operating revenue was partially offset by the net effect from the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 14 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

In 1H09, gross operating revenue was R$ 6,678 million, representing growth of 4.6% (R$ 296 million). Net operating revenue reached R$ 4,325 million, equivalent to growth of 3.7% (R$ 155 million).

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 25.5% (R$ 321 million) to R$ 1,581 million in 2Q09:

• The cost of electric power purchased for resale in 2Q09 rose by 19.7% (R$ 211 million) to R$ 1,279 million. The main factors behind this variation were:

(i) An upturn from the increase in the prices of power purchase contracts, mostly due to the 8.7% readjustment of energy from Itaipu (in January 2009), and the 25.2% average effect of foreign exchange rate in the distributors’ tariff adjustment;

(ii) The increase in the power purchased for resale, chiefly due to the energy acquisition from the auctions, with the purpose of fulfilling the power purchase regulatory requirements, without affecting the net income.

The increase in the power purchased for resale was partially offset by the following factors:

(i) The upturn in PIS and COFINS credits on energy sales (R$ 16 million);

(ii) The R$ 14 million decrease in cost related to the charging of the Extraordinary Revenue (RTE) to offset 2001 Parcel A (R$ 14 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

• Charges for the use of the distribution and transmission systems moved up by 57.9% (R$ 111 million) to R$ 302 million in 2Q09, mainly as a result of the following factors:

(i) An upturn in basic network usage charges (R$ 44 million);

(ii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 158 million), mainly due to the costs of activating the Thermoelectric Plants, on previous year.

Partially offsetting:

(i) The reduction in system service usage charges (R$ 78 million);

(ii) The upturn in PIS and COFINS credits on charges (R$ 14 million).

Operating Costs and Expenses

Operating costs and expenses moved up by 11.2% (R$ 35 million) to R$ 344 million in 2Q09, due to:

• The Private Pension Fund item, which recorded a R$ 21 million increase in expenses, from revenue of R$ 20 million in 2Q08 to an expense of R$ 1 million in 2Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report;

• PMSO, which reached R$ 261 million in 2Q09, an increase of 4.6% (R$ 12 million), due to, among other factors, the increase in CPFL Piratininga (R$ 4 million), caused by the non-recurring item related to the gain, in 2Q08, from assets disposal.

Excluding these effects, 2Q09 PMSO would have totaled R$ 261 million, 3.2% (R$ 8 million) up on the R$ 253 million recorded in 2Q08, versus corresponding 12-month variations of 1.5% in the general market inflation index (IGP-M) and 4.8% in the consumer price index (IPCA).

The main factors behind this upturn were:

(i) The 3.4% (R$ 4 million) upturn in personnel expenses, chiefly due to the R$ 7 million increase in CPFL Paulista, mainly due to the 2008 collective bargaining agreement.

The higher personnel expenses were partially offset by the R$ 2 million reduction in RGE and the R$ 1 million reduction in CPFL Santa Cruz.

(ii) The 11.9% (R$ 2 million) increase in material expenses, mainly because of ANEEL’s disallowance regarding the energy efficiency program of CPFL Paulista and CPFL Piratininga;

(iii) The 2.3% (R$ 2 million) increase in expenses with third-party services, mainly as a result of the following factors:

        • Upturn in RGE (R$ 3 million), chiefly related to data processing expenses (R$ 2 million) and technical services expenses (R$ 1 million);

        • Increment in CPFL Piratininga (R$ 2 millions), largely due to the consulting and information technology services.

        The higher expenses from third-party services were partially offset by the reduction in CPFL Paulista (R$ 2 million).

The increase in PMSO, after excluding the mentioned effects, was partially offset by the 3.3% (R$ 2 million) reduction in other operating costs/expenses.

• Depreciation and Amortization, which reached R$ 77 million in 2Q09, an increase of 2.9% (R$ 2 million).

EBITDA

Based on the factors described, 2Q09 EBITDA fell by 8.6% (R$ 42 million) to R$ 441 million.

Excluding non-recurring effects, 2Q09 EBITDA would have totaled R$ 441 million, 7.9% (R$ 38 million) down on the R$ 479 million recorded in 2Q08.

In 1H09, EBITDA was R$ 862 million, a reduction of 10.6% (R$ 103 million).

Financial Result

The 2Q09 financial result was a net expense of R$ 115 million, 10.2% (R$ 11 million) higher than the R$ 104 million expense recorded in 2Q08, thanks to:

• Financial Revenue: decrease of 11.6% (R$ 9 million), from R$ 76 million in 2Q08 to R$ 67 million in 2Q09, largely due to the reduction in “Revenue from Financial Investments” (R$ 8 million), as a result of the reduction in the SELIC interest rate and cash equivalents.

• Financial Expenses: decrease of 1.8% (R$ 2 million), from R$ 117 million in 2Q08 to R$ 115 million in 2Q09, primarily caused by the R$ 16 million reduction in “Monetary and Foreign Exchange Updates”, mainly due to the negative period variation in the indexes used to update CPFL Energia’s debt (IGP-M and CDI), and the R$ 2 million reduction in “Debt Charges”.

The reduction in financial expenses was partially offset by the increase in “Other Financial Expenses” (R$ 16 million), chiefly due to the non-recurring effect related to the fine received by RGE from ANEEL, and its corresponding monetary update, regarding the operational indicators DEC and FEC (R$ 19 million).

Net Income

Net income in 2Q09 totaled R$ 225 million, a reduction of 18.1% (R$ 50 million).

Excluding the non-recurring effects, 2Q09 net income would have come to R$ 237 million, 12.9% (R$ 35 million) down on the R$ 272 million recorded in 2Q08.

In 1H09, net income was R$ 439 million, a reduction of 17.2% (R$ 91 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

Approval of the Annual Tariff Adjustment Index

10.1.2.1) CPFL Piratininga

On October 21, 2008, Aneel, through Resolution No. 717, adjusted CPFL Piratininga’s electricity tariffs by 16.54% (still provisory), 10.92% of which referred to the Tariff Adjustment per se and 5.62% to financial components outside the Annual Tariff Adjustment, totaling around R$ 126.6 million. The average impact on consumers was 15.03%, considering that the percentage of financial components in the tariffs ratified by the 2007 Tariff Revision was 1.51% . The new tariffs became effective as of October 23, 2008, and remain in effect until October 22, 2009.

The IGP-M inflationary index accrued during the tariff period was 12.31% and the exchange rate adopted by Aneel was R$/US$ 2.0540.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3, 2009, Aneel published in the Diário Oficial da União the 2009 Tariff Adjustment Indexes for five CPFL group distributors, effective as of the same date. These were: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as shown in the table located at the end of item “10.1.3.4” .

The IGP-M inflationary index accrued during the tariff period was 8.15% and the exchange rate adopted by Aneel was R$/US$ 2.3083.

10.1.2.3) CPFL Paulista

On April 7, 2009, Aneel, through Resolution No. 795, adjusted CPFL Paulista’s electricity tariffs by 21.22%, 13.58% of which referred to the Tariff Adjustment per se and 7.64% to financial components outside the Annual Tariff Adjustment, with an average impact of 21.56% on captive consumers. The new tariffs became effective as of April 8, 2009 and remain in effect until April 7, 2010.

The IGP-M inflationary index accrued during the tariff period was 6.27% and the exchange rate adopted by Aneel was R$/US$ 2.2567.

10.1.2.4) RGE

On April 14, 2009, Aneel, through Resolution No. 810, adjusted RGE’s electricity tariffs by 18.95%, 10.44% of which referred to the Tariff Adjustment per se and 8.50% to financial components outside the Annual Tariff Adjustment, with an average impact of 3.43% on captive consumers. The new tariffs became effective as of April 19, 2009 and remain in effect until April 18, 2010.

The IGP-M inflationary index accrued during the tariff period was 6.27% and the exchange rate adopted by Aneel was R$/US$ 2.3152.

The adjustments authorized by Aneel are presented per distributor in the following table:

Annual Tariff Adjustment	CPFL	CPFL Santa CPFL Leste		CPFL	CPFL Sul	CPFL	CPFL	RGE
Index (IRT)	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista
Term >>>>>>	10/23/2008	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009	04/08/2009	04/19/2009
Economic IRT	10.92%	10.69%	10.58%	11.01%	11.80%	10.52%	13.58%	10.44%
Financial Components	5.62%	13.40%	2.36%	0.35%	-0.16%	0.66%	7.64%	8.50%
Total IRT	16.54%	24.09%	12.94%	11.36%	11.64%	11.18%	21.22%	18.95%

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	528,041	486,156	8.6%	953,911	937,768	1.7%
Net Operating Revenues	455,506	414,104	10.0%	818,386	795,609	2.9%

EBITDA	71,897	75,933	-5.3%	134,643	118,601	13.5%

NET INCOME	46,851	54,142	-13.5%	93,874	83,168	12.9%

Operating Revenue

Gross operating revenue in 2Q09 increased by 8.6% (R$ 42 million) to R$ 528 million, while net operating revenue moved up by 10.0% (R$ 41 million) to R$ 456 million.

In 1H09, gross operating revenue reached R$ 954 million, representing an increase of 1.7% (R$ 16 million). Net operating revenue was R$ 818 million, equivalent to growth of 2.9% (R$ 23 million).

EBITDA

EBITDA totaled R$ 72 million in 2Q09, a decrease of 5.3% (R$ 4 million).

In 1H09, EBITDA was R$ 135 million, up 13.5% (R$ 16 million).

Net Income

In 2Q09, net income amounted to R$ 47 million, down by 13.5% (R$ 7 million).

In 1H09, net income was R$ 94 million, an increase of 12.9% (R$ 11 million).

10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	238,673	216,433	10.3%	472,687	411,883	14.8%
Net Operating Revenues	222,944	201,810	10.5%	441,552	384,942	14.7%
Cost of Electric Power	(12,901)	(8,096)	59.4%	(25,604)	(40,194)	-36.3%
Operating Costs & Expenses	(47,734)	(46,061)	3.6%	(96,213)	(88,487)	8.7%
EBIT	162,309	147,653	9.9%	319,735	256,261	24.8%

EBITDA	183,364	166,397	10.2%	362,896	293,569	23.6%

Financial Income (Expense)	(67,962)	(84,247)	-19.3%	(115,296)	(132,847)	-13.2%
Income Before Taxes	94,347	63,406	48.8%	204,439	123,414	65.7%

NET INCOME	97,545	76,793	27.0%	169,024	114,444	47.7%

Operating Revenue

Gross operating revenue grew by 10.3% (R$ 22 million) to R$ 239 million, while net operating climbed by 10.5% (R$ 21 million) to R$ 223 million, chiefly due to the following factors:

(i) A R$ 10 million increase in revenue from the Ceran Complex, due to the operational startup of the 14 de Julho Hydroelectric Power Plant in December 2008;

(ii) Supplies by Furnas resulting from the 9.5% tariffs adjustment in the Serra da Mesa Hydroelectric Power Plant in January 2009 (R$ 8 million);

(iii) The operation of purchase and sale of energy produced by Baesa, relative to its share. Since May 2008, this energy has been commercialized by CPFL Geração (R$ 5 million).

In 1H09, gross operating revenue was R$ 473 million, representing growth of 14.8% (R$ 61 million). Net operating revenue was R$ 442 million, equivalent to growth of 14.7% (R$ 57 million).

Cost of Electric Power

The cost of electric power in 2Q09 rose by 59.4% (R$ 5 million) to R$ 13 million, chiefly due to the additional energy acquisition by Ceran, Enercan and Baesa from the Energy Reallocation Mechanism (MRE), due to the lower volume generation caused by the low level of water in the reservoirs, resulting in a cost increase of R$ 3 million.

Operating Costs and Expenses

Operating costs and expenses moved up by 3.6% (R$ 2 million) to R$ 48 million in 2Q09, mainly due to the following factors:

• The 13.5% (R$ 2 million) increase in depreciation and amortization to R$ 19 million, essentially due to the operational start-up of the 14 de Julho Hydroelectric Power Plant;

• The Private Pension Fund item, which recorded a R$ 0.5 million increase in expenses, from revenue of R$ 0.4 million in 2Q08 to an expense of R$ 0.1 million in 2Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report.

The increase in operating costs and expenses was partially offset by the following factor:

• The 5.3% (R$ 1 million) reduction in PMSO to R$ 24 million, chiefly due to the 27.4% (R$ 3 million) downturn in other operating costs and expenses, partially offset by the 16.7% (R$ 1 million) upturn in personnel expenses and the 7.0% (R$ 0.5 million) increment in outsourced services expenses.

EBITDA

Based on the factors described, 2Q09 EBITDA totaled R$ 183 million, up by 10.2% (R$ 17 million). In 1H09, EBITDA was R$ 363 million, an increase of 23.6% (R$ 69 million).

Financial Result

The 2Q09 financial result was a net expense of R$ 68 million, 19.3% (R$ 16 million) down on the R$ 84 million recorded in 2Q08, thanks to:

• Financial Revenues: totaled R$ 5 million in 2Q09, identical to the 2Q08 figure;

• Financial Expenses: a reduction of 30.1% (R$ 16 million), from R$ 54 million in 2Q08 to R$ 37 million in 2Q09, mainly due to:

(i) The Monetary and Foreign Exchange Updates item, which recorded a R$ 20 million reduction, from an expense of R$ 17 million in 2Q08 to a revenue of R$ 3 million in 2Q09.

The decrease in financial expenses was partially offset by the following factor:

(i) A R$ 4 million increase in Debt Charges, largely as a result of the new funding and the financial expenses related to the operational start-up of the 14 de Julho Hydroelectric Power Plant.

Net Income

Net income in 2Q09 rose by 27.0% (R$ 21 million) to R$ 98 million.

In 1H09, net income was R$ 169 million, an increase of 47.7% (R$ 55 million).

Status of Generation Projects

Foz do Chapecó Hydroelectric Plant

Construction of the Foz do Chapecó Hydroelectric Plant is on schedule (68% of works completed). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Plant

The Baldin Thermoelectric Plant is under construction (59% of works completed). Commercial start-up is scheduled for March 2010. The installed capacity is of 45 MW, with 24 average-MW of energy exported to CPFL Brasil, during the harvest season.

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2009	03/31/2009

CURRENT ASSETS
Cash and Banks	731,056	868,890
Consumers, Concessionaries and Licensees	1,875,099	1,815,709
Financial Investments	39,648	38,907
Recoverable Taxes	211,850	176,369
Allowance for Doubtful Accounts	(76,920)	(71,281)
Prepaid Expenses	138,972	134,330
Deferred Taxes	210,164	213,378
Materials and Supplies	15,574	15,986
Deferred Tariff Cost Variations	502,560	761,990
Derivative Contracts	8,557	16,448
Other Credits	119,634	136,200

TOTAL CURRENT ASSETS	3,776,194	4,106,926

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	227,702	261,587
Judicial Deposits	628,890	613,299
Financial Investments	96,744	102,416
Recoverable Taxes	101,525	101,735
Prepaid Expenses	89,953	75,688
Deferred Taxes	1,101,566	1,144,843
Deferred Tariff Cost Variations	54,197	116,817
Derivative Contracts	93,109	277,808
Other Credits	158,831	170,302

	2,552,517	2,864,495

Investments	104,707	104,632
Property, Plant and Equipment	6,942,840	6,774,499
Intangible	2,577,761	2,613,410
Deferred Charges	17,049	19,528

TOTAL NON-CURRENT ASSETS	12,194,874	12,376,564

TOTAL ASSETS	15,971,068	16,483,490

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2009	03/31/2009

LIABILITIES

CURRENT LIABILITIES
Accrued Interest on Debts	48,989	25,752
Accrued Interest on Debentures	89,867	101,260
Loans and Financing	1,065,804	637,334
Debentures	491,332	778,359
Suppliers	981,939	998,205
Taxes, Fees and Social Contributions	439,021	432,256
Deferred Taxes	7,263	8,698
Employee Pension Plans	52,632	49,769
Regulatory Charges	72,122	77,268
Dividends and Interest on Equity	598,844	632,058
Accrued Liabilities	58,526	50,152
Deferred Tariff Gains Variations	92,995	189,767
Derivative Contracts	59,292	54,136
Other Accounts Payable	506,133	544,419

TOTAL CURRENT LIABILITIES	4,564,759	4,579,433

NON-CURRENT LIABILITIES
Accrued Interest on Debts	46,363	54,661
Loans and Financing	3,512,838	3,731,690
Debentures	1,825,308	1,826,099
Suppliers	63,982	74,646
Taxes, Fees and Social Contributions	2,396	2,595
Deferred Taxes	2,749	1,579
Employee Pension Plans	465,978	479,360
Reserve for Contingencies	118,445	110,111
Deferred Tariff Gains Variations	65,074	22,485
Derivative Contracts	817	544
Other Accounts Payable	199,107	213,581

TOTAL NON-CURRENT LIABILITIES	6,303,057	6,517,351

NON-CONTROLLING SHAREHOLDERS' INTEREST	82,611	85,384

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	277,428	277,428
Retained Earnings	2,022	282,703

TOTAL SHAREHOLDERS' EQUITY	5,020,641	5,301,322

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,971,068	16,483,490

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q09	2Q08	Variation	1H09	1H08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,365,225	2,969,581	13.32%	6,412,214	6,192,411	3.55%
Eletricity Sales to Distributors	315,756	206,565	52.86%	594,635	422,096	40.88%
Other Operating Revenues	245,793	262,767	-6.46%	507,680	506,289	0.27%

	3,926,774	3,438,913	14.19%	7,514,529	7,120,796	5.53%

DEDUCTIONS FROM OPERATING REVENUES	(1,269,482)	(1,128,729)	12.47%	(2,465,541)	(2,326,248)	5.99%

NET OPERATING REVENUES	2,657,292	2,310,184	15.03%	5,048,988	4,794,548	5.31%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,338,344)	(1,095,505)	22.17%	(2,549,690)	(2,446,044)	4.24%

Eletricity Network Usage Charges	(309,228)	(197,536)	56.54%	(546,198)	(399,662)	36.66%

	(1,647,572)	(1,293,041)	27.42%	(3,095,888)	(2,845,706)	8.79%

OPERATING COSTS AND EXPENSES
Personnel	(144,102)	(134,604)	7.06%	(268,299)	(254,074)	5.60%
Material	(17,501)	(15,224)	14.96%	(31,864)	(29,675)	7.38%
Outsourced Services	(91,875)	(86,744)	5.92%	(182,612)	(172,237)	6.02%
Other Operating Costs/Expenses	(62,681)	(59,555)	5.25%	(116,149)	(124,588)	-6.77%
Employee Pension Plans	(921)	21,039	-104.38%	(1,840)	42,078	-104.37%
Depreciation and Amortization	(97,022)	(92,227)	5.20%	(193,316)	(188,759)	2.41%
Amortization of Concession's Intangible	(46,725)	(48,007)	-2.67%	(93,449)	(96,013)	-2.67%

	(460,827)	(415,322)	10.96%	(887,529)	(823,268)	7.81%

EBITDA	690,862	717,771	-3.75%	1,349,391	1,363,395	-1.03%

EBIT	548,893	601,821	-8.79%	1,065,571	1,125,574	-5.33%

FINANCIAL INCOME (EXPENSE)
Financial Income	73,853	85,431	-13.55%	193,128	194,496	-0.70%
Financial Expenses	(167,279)	(190,865)	-12.36%	(349,514)	(390,999)	-10.61%
Interest on Equity	(409)	-	-	(409)	-	-

	(93,835)	(105,434)	-11.00%	(156,795)	(196,503)	-20.21%

INCOME BEFORE TAXES ON INCOME	455,058	496,387	-8.33%	908,776	929,071	-2.18%

Social Contribution	(42,885)	(44,188)	-2.95%	(88,060)	(86,322)	2.01%
Income Tax	(120,915)	(122,366)	-1.19%	(244,669)	(245,956)	-0.52%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	291,258	329,833	-11.70%	576,047	596,793	-3.48%

Non-Controlling Shareholders' Interest	(2,699)	(3,245)	-16.84%	(4,785)	(4,873)	-1.82%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	409	-	-	409	-	-

NET INCOME	288,968	326,588	-11.52%	571,671	591,920	-3.42%

EARNINGS PER SHARE (R$)	0.60	0.68	-11.52%	1.19	1.23	-3.42%

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q09	2Q08	Variation	1H09	1H08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	901	-100.00%	57	1,835	-96.89%
Eletricity Sales to Distributors	236,349	205,395	15.07%	467,980	397,776	17.65%
Other Operating Revenues	2,324	10,137	-77.07%	4,650	12,272	-62.11%

	238,673	216,433	10.28%	472,687	411,883	14.76%

DEDUCTIONS FROM OPERATING REVENUES	(15,729)	(14,623)	7.56%	(31,135)	(26,941)	15.57%

NET OPERATING REVENUES	222,944	201,810	10.47%	441,552	384,942	14.71%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(3,986)	(669)	495.81%	(7,743)	(25,196)	-69.27%

Eletricity Network Usage Charges	(8,915)	(7,427)	20.04%	(17,861)	(14,998)	19.09%

	(12,901)	(8,096)	59.35%	(25,604)	(40,194)	-36.30%

OPERATING COSTS AND EXPENSES
Personnel	(7,721)	(6,616)	16.70%	(14,529)	(12,063)	20.44%
Material	(721)	(566)	27.39%	(1,249)	(1,057)	18.16%
Outsourced Services	(7,533)	(7,038)	7.03%	(14,696)	(14,283)	2.89%
Other Operating Costs/Expenses	(8,275)	(11,392)	-27.36%	(18,889)	(21,358)	-11.56%
Employee Pension Plans	(73)	447	-116.33%	(146)	894	-116.33%
Depreciation and Amortization	(19,133)	(16,862)	13.47%	(38,148)	(32,552)	17.19%
Amortization of Concession's Intangible	(4,278)	(4,034)	6.05%	(8,556)	(8,068)	6.05%

	(47,734)	(46,061)	3.63%	(96,213)	(88,487)	8.73%

EBITDA	183,364	166,397	10.20%	362,896	293,569	23.62%

EBIT	162,309	147,653	9.93%	319,735	256,261	24.77%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,066	4,555	11.22%	11,256	9,696	16.09%
Financial Expenses	(37,403)	(53,542)	-30.14%	(90,927)	(107,283)	-15.25%
Interest on Equity	(35,625)	(35,260)	1.04%	(35,625)	(35,260)	1.04%

	(67,962)	(84,247)	-19.33%	(115,296)	(132,847)	-13.21%

INCOME BEFORE TAXES ON INCOME	94,347	63,406	48.80%	204,439	123,414	65.65%

Social Contribution	(8,090)	(5,361)	50.90%	(17,986)	(10,920)	64.71%
Income Tax	(21,908)	(14,807)	47.96%	(49,365)	(30,892)	59.80%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	64,349	43,238	48.83%	137,088	81,602	68.00%

Non-Controlling Shareholders' Interest	(2,429)	(1,705)	42.46%	(3,689)	(2,418)	52.56%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	35,625	35,260	1.04%	35,625	35,260	1.04%

NET INCOME	97,545	76,793	27.02%	169,024	114,444	47.69%

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q09	2Q08	Variation	1H09	1H08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,224,149	2,807,634	14.84%	6,133,753	5,862,086	4.63%
Eletricity Sales to Distributors	44,612	16,768	166.05%	77,164	57,268	34.74%
Other Operating Revenues	226,116	238,717	-5.28%	467,128	462,784	0.94%

	3,494,877	3,063,119	14.10%	6,678,045	6,382,138	4.64%

DEDUCTIONS FROM OPERATING REVENUES	(1,211,819)	(1,071,255)	13.12%	(2,352,758)	(2,211,684)	6.38%

NET OPERATING REVENUES	2,283,058	1,991,864	14.62%	4,325,287	4,170,454	3.71%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,279,087)	(1,068,529)	19.71%	(2,435,777)	(2,331,768)	4.46%

Eletricity Network Usage Charges	(301,977)	(191,276)	57.88%	(532,104)	(387,447)	37.34%

	(1,581,064)	(1,259,805)	25.50%	(2,967,881)	(2,719,215)	9.14%

OPERATING COSTS AND EXPENSES
Personnel	(122,089)	(118,063)	3.41%	(230,584)	(224,427)	2.74%
Material	(14,343)	(12,823)	11.85%	(25,544)	(25,237)	1.22%
Outsourced Services	(75,042)	(73,322)	2.35%	(149,892)	(142,360)	5.29%
Other Operating Costs/Expenses	(49,400)	(45,120)	9.49%	(89,050)	(94,162)	-5.43%
Employee Pension Plans	(848)	20,583	-104.12%	(1,694)	41,161	-104.12%
Depreciation and Amortization	(77,000)	(74,808)	2.93%	(153,614)	(155,047)	-0.92%
Amortization of Concession's Intangible	(5,260)	(5,853)	-10.13%	(10,519)	(11,704)	-10.12%

	(343,982)	(309,406)	11.17%	(660,897)	(611,776)	8.03%

EBITDA	441,120	482,731	-8.62%	862,336	965,053	-10.64%

EBIT	358,012	422,653	-15.29%	696,509	839,463	-17.03%

FINANCIAL INCOME (EXPENSE)
Financial Income	66,945	75,761	-11.64%	165,392	164,311	0.66%
Financial Expenses	(114,945)	(116,997)	-1.75%	(227,197)	(235,602)	-3.57%
Interest on Equity	(66,918)	(63,080)	6.08%	(66,918)	(63,080)	6.08%

	(114,918)	(104,316)	10.16%	(128,723)	(134,371)	-4.20%

INCOME BEFORE TAXES ON INCOME	243,094	318,337	-23.64%	567,786	705,092	-19.47%

Social Contribution	(22,690)	(29,050)	-21.89%	(52,319)	(62,171)	-15.85%
Income Tax	(62,081)	(77,372)	-19.76%	(143,445)	(175,855)	-18.43%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	158,323	211,915	-25.29%	372,022	467,066	-20.35%

Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Non-Controlling Shareholders' Interest	-	-	-	-	-	-
Reversal of Interest on Equity	66,918	63,080	6.08%	66,918	63,080	6.08%

NET INCOME	225,241	274,995	-18.09%	438,940	530,146	-17.20%

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

CPFL PAULISTA
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	1,821,106	1,556,628	17.0%	3,396,024	3,352,683	1.3%
Net Operating Revenues	1,191,069	997,817	19.4%	2,212,087	2,164,831	2.2%
Cost of Electric Power	(860,822)	(641,153)	34.3%	(1,578,110)	(1,400,227)	12.7%
Operating Costs & Expenses	(172,968)	(153,415)	12.7%	(339,589)	(294,463)	15.3%
EBIT	157,279	203,249	-22.6%	294,388	470,141	-37.4%

EBITDA	193,719	223,183	-13.2%	367,411	514,688	-28.6%

Financial Income (Expense)	(24,274)	(31,344)	-22.6%	(31,475)	(41,852)	-24.8%
Income Before Taxes	133,005	171,905	-22.6%	262,913	428,289	-38.6%

NET INCOME	102,343	127,407	-19.7%	187,622	296,040	-36.6%

CPFL PIRATININGA
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	799,296	705,600	13.3%	1,591,677	1,429,021	11.4%
Net Operating Revenues	513,186	461,314	11.2%	1,003,043	942,156	6.5%
Cost of Electric Power	(325,709)	(304,075)	7.1%	(640,320)	(669,918)	-4.4%
Operating Costs & Expenses	(73,340)	(61,735)	18.8%	(141,793)	(122,225)	16.0%
EBIT	114,137	95,504	19.5%	220,930	150,013	47.3%

EBITDA	129,740	105,974	22.4%	251,984	170,814	47.5%

Financial Income (Expense)	(12,811)	(14,126)	-9.3%	(19,633)	(19,149)	2.5%
Income Before Taxes	101,326	81,378	24.5%	201,297	130,864	53.8%

NET INCOME	73,900	61,234	20.7%	139,910	93,830	49.1%

RGE
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	698,813	635,467	10.0%	1,342,419	1,275,042	5.3%
Net Operating Revenues	461,381	417,205	10.6%	876,126	840,385	4.3%
Cost of Electric Power	(318,963)	(254,888)	25.1%	(599,794)	(529,626)	13.2%
Operating Costs & Expenses	(76,368)	(71,694)	6.5%	(135,122)	(143,433)	-5.8%
EBIT	66,050	90,623	-27.1%	141,210	167,326	-15.6%

EBITDA	92,859	115,556	-19.6%	194,343	217,866	-10.8%

Financial Income (Expense)	(70,823)	(57,222)	23.8%	(72,879)	(73,513)	-0.9%
Income Before Taxes	(4,773)	33,401	-114.3%	68,331	93,813	-27.2%

NET INCOME	33,647	61,902	-45.6%	81,986	101,681	-19.4%

CPFL SANTA CRUZ
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	69,665	68,187	2.2%	139,525	133,802	4.3%
Net Operating Revenues	46,441	51,192	-9.3%	94,406	97,477	-3.2%
Cost of Electric Power	(30,058)	(24,407)	23.2%	(60,283)	(50,544)	19.3%
Operating Costs & Expenses	(9,933)	(10,705)	-7.2%	(19,162)	(25,463)	-24.7%
EBIT	6,450	16,080	-59.9%	14,961	21,470	-30.3%

EBITDA	8,050	18,124	-55.6%	18,339	25,688	-28.6%

Financial Income (Expense)	(2,774)	(2,915)	-4.8%	(2,588)	(1,638)	58.0%
Income Before Taxes	3,676	13,165	-72.1%	12,373	19,832	-37.6%

NET INCOME	4,810	12,219	-60.6%	10,556	16,629	-36.5%

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	29,182	23,976	21.7%	55,242	46,061	19.9%
Net Operating Revenues	20,692	16,706	23.9%	38,931	31,211	24.7%
Cost of Electric Power	(11,979)	(7,443)	60.9%	(23,305)	(12,888)	80.8%
Operating Costs & Expenses	(3,831)	(4,555)	-15.9%	(7,705)	(8,926)	-13.7%
EBIT	4,882	4,708	3.7%	7,921	9,397	-15.7%

EBITDA	5,856	5,694	2.8%	9,845	11,384	-13.5%

Financial Income (Expense)	(1,965)	273	-819.8%	(1,574)	737	-313.6%
Income Before Taxes	2,917	4,981	-41.4%	6,347	10,134	-37.4%

NET INCOME	3,386	3,406	-0.6%	5,384	6,693	-19.6%

CPFL SUL PAULISTA
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	32,975	29,736	10.9%	65,489	59,769	9.6%
Net Operating Revenues	22,419	19,939	12.4%	44,816	39,430	13.7%
Cost of Electric Power	(13,588)	(10,779)	26.1%	(26,573)	(22,771)	16.7%
Operating Costs & Expenses	(3,536)	(3,772)	-6.3%	(9,350)	(8,561)	9.2%
EBIT	5,295	5,388	-1.7%	8,893	8,098	9.8%

EBITDA	6,013	6,115	-1.7%	10,308	9,584	7.6%

Financial Income (Expense)	(1,268)	560	-326.4%	(697)	(325)	114.5%
Income Before Taxes	4,027	5,948	-32.3%	8,196	7,773	5.4%

NET INCOME	3,744	1,802	107.8%	6,871	5,733	19.8%

CPFL JAGUARI
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	28,497	29,613	-3.8%	57,597	58,370	-1.3%
Net Operating Revenues	18,174	19,252	-5.6%	37,008	38,451	-3.8%
Cost of Electric Power	(14,091)	(12,478)	12.9%	(28,193)	(25,158)	12.1%
Operating Costs & Expenses	(2,737)	(2,742)	-0.2%	(5,394)	(6,189)	-12.8%
EBIT	1,346	4,032	-66.6%	3,421	7,104	-51.8%

EBITDA	1,931	4,624	-58.2%	4,577	8,294	-44.8%

Financial Income (Expense)	(648)	522	-224.1%	(14)	982	-101.4%
Income Before Taxes	698	4,554	-84.7%	3,407	8,086	-57.9%

NET INCOME	1,313	2,337	-43.8%	2,889	5,348	-46.0%

CPFL MOCOCA
	2Q09	2Q08	Var.	1H09	1H08	Var.
Gross Operating Revenues	17,825	16,615	7.3%	34,985	32,745	6.8%
Net Operating Revenues	12,100	11,053	9.5%	23,627	21,687	8.9%
Cost of Electric Power	(7,449)	(6,138)	21.4%	(14,441)	(11,426)	26.4%
Operating Costs & Expenses	(2,078)	(1,903)	9.2%	(4,401)	(4,437)	-0.8%
EBIT	2,573	3,012	-14.6%	4,785	5,824	-17.8%

EBITDA	2,952	3,405	-13.3%	5,529	6,624	-16.5%

Financial Income (Expense)	(355)	(65)	446.2%	137	388	-64.7%
Income Before Taxes	2,218	2,947	-24.7%	4,922	6,212	-20.8%

NET INCOME	2,098	2,157	-2.7%	3,722	4,103	-9.3%

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	1,690	1,597	5.8%	3,435	3,200	7.4%
Industrial	1,312	1,400	-6.3%	2,573	2,735	-5.9%
Commercial	1,003	943	6.4%	2,070	1,949	6.2%
Others	847	781	8.5%	1,660	1,581	5.0%

Total	4,852	4,721	2.8%	9,738	9,465	2.9%

CPFL Piratininga
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	725	694	4.6%	1,520	1,420	7.0%
Industrial	718	747	-3.9%	1,374	1,462	-6.1%
Commercial	412	396	3.8%	859	816	5.3%
Others	231	218	6.3%	460	438	5.0%

Total	2,086	2,055	1.5%	4,212	4,136	1.8%

RGE
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	440	418	5.4%	892	834	6.9%
Industrial	566	650	-12.8%	1,097	1,264	-13.2%
Commercial	270	251	7.8%	551	508	8.3%
Others	526	498	5.6%	1,057	1,022	3.5%

Total	1,803	1,817	-0.7%	3,597	3,628	-0.8%

CPFL Santa Cruz
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	69	65	5.2%	139	133	4.6%
Industrial	39	38	2.1%	76	72	5.4%
Commercial	33	31	6.8%	69	64	7.3%
Others	72	67	7.9%	146	133	9.8%

Total	213	201	5.8%	429	402	6.9%

CPFL Jaguari(1)
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	16	16	3.6%	33	32	5.4%
Industrial	64	69	-7.2%	126	139	-9.4%
Commercial	9	8	5.9%	18	16	9.5%
Others	9	29	-68.9%	26	59	-56.0%

Total	98	122	-19.5%	203	246	-17.4%

CPFL Mococa
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	14	14	2.6%	29	28	3.3%
Industrial	14	14	5.8%	28	27	2.4%
Commercial	6	6	4.8%	12	12	4.0%
Others	13	13	-1.0%	25	25	-0.9%

Total	47	46	2.8%	95	93	2.0%

CPFL Leste Paulista
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	19	19	4.4%	38	38	2.3%
Industrial	17	16	4.6%	33	32	2.6%
Commercial	8	8	6.3%	17	16	5.1%
Others	26	24	9.7%	46	45	2.3%

Total	70	66	6.6%	134	131	2.7%

CPFL Sul Paulista
	2Q09	2Q08	Var.	1H09	1H08	Var.
Residential	27	25	4.9%	53	51	4.3%
Industrial	32	36	-8.7%	67	72	-7.1%
Commercial	11	10	8.6%	23	21	9.0%
Others	22	22	0.7%	44	44	0.0%

Total	92	93	-0.9%	187	188	-0.6%

Note: (1) Reduction in “Others” of CPFL Jaguari, due to the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim is now supplied by CPFL Paulista).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.